Exhibit 99.1
NEWS RELEASE for October 06, 2008

Contact:
Investor Relations/ Financial Media:	Company:
Capital Link, Inc.	Oceanaut, Inc.
Nicolas Bornozis	Lefteris Papatrifon
President	Chief Financial Officer
230 Park Avenue	17th km National Road Athens-Lamia & Finikos Street
Suite 1536	145 64 Nea Kifisia
New York, NY 10169	Athens, Greece
Tel. +1 (212) 6617-566	Tel: +30 (210) 6209-520
Fax: +30 (210) 6209-528

E-mail: nbornozis@capitallink.com	E-Mail: info@oceanautinc.com
www.capitallink.com	www.oceanautinc.com
OCEANAUT, INC. PROVIDES AN UPDATE ON TRUST ACCOUNT
Athens, Greece – October 6, 2008 – Oceanaut, Inc., (AMEX: OKN; OKN.U; OKN.WS; the “Company” or “Oceanaut”) today announced that the funds generated from the initial public offering of its securities and the concurrent private placement have been, and will continue to be, held, until the consummation of a business combination or its liquidation, in a segregated trust account at the London branch of Citi Private Bank, with Continental Stock Transfer & Trust Company as trustee, and that such funds are currently being invested in short term treasury bills.
About Oceanaut, Inc.
Oceanaut, Inc. (AMEX: OKN; OKN.U; OKN.WS) is a blank check company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry.
Forward Looking Statement
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, future operating or financial results; expectations regarding the strength of the future growth of the shipping industry, including the rate of annual demand in the dry bulk sector; future payments of dividends and the availability of cash for payment of dividends; the Company’s expectations relating to dividend payments and forecasts of its ability to make such payments; future acquisitions, business strategy and expected capital spending; general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand; the Company’s ability to enter into long-term, fixed-rate charters; general competitive factors in the dry bulk market; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Additional Information
In connection with the proposed transaction and required shareholder approval, Oceanaut will file with the SEC a proxy statement that will be mailed to the shareholders of Oceanaut. Oceanaut’s shareholders are urged to read the proxy statement and other relevant materials when they become available as they will contain important information about the transaction and related matters. Shareholders will be able to obtain a copy of the definitive proxy statement, without charge, by directing a request to: Oceanaut, Inc., 17th Km National Road Athens-Lamia & Finikos Street, 145 64 Nea Kifisia, Athens, Greece. Once filed, investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Oceanaut and its officers and directors may be deemed to be participating in the solicitation of proxies from the Oceanaut shareholders in favor of the approval of the proposed transaction. Information concerning Oceanaut’s directors and officers is set forth in the publicly filed documents of Oceanaut. Shareholders may obtain more detailed information regarding the direct and indirect interests of Oceanaut and its directors and executive officers in the transaction and related financing by reading the proxy statement regarding the proposed acquisition, which will be filed with the SEC.